BY FACSIMILE AND EDGAR TRANSMISSION

May 21, 2007

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	TransTech Services Partners Inc.
Registration Statement on Form S-1 (File No. 333-138080)

Dear Sirs:

Pursuant to Rule 461 of Regulation C of the Securities Act of 1933, as amended, the undersigned, as representative of the underwriters, hereby join in the request of TransTech Services Partners Inc. (the "Company") that the effective date for the above-referenced registration statement be accelerated so that it will be declared effective by 2:30 p.m. (Eastern Time), on May 23, 2007, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, we advise you that copies of the preliminary prospectuses, dated April 20, 2007 and May 16, 2007, relating to the above-referenced offering have been distributed as follows during the period of April 20, 2007 through May 18, 2007:

2985	total copies distributed;
170	copies to prospective underwriters and selling group
2730	copies to retail and institutional investors; and
85	copies to others.

We also wish to advise you that the underwriters have complied with and will continue to comply with the requirements regarding the distribution of preliminary prospectuses and final prospectuses set forth in Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

COWEN AND COMPANY, LLC

By: /s/ Richard Ng-Yow
Name: Richard Ng-Yow
Title: Managing Director and Co-Head of Equity Capital Markets